Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Advantage Files Annual Information Form and 40-F for the Year Ended
    December 31, 2006

    CALGARY, March 27 /CNW/ - Advantage Energy Income Fund ("Advantage" or
the "Fund") (AVN.UN - TSX, AAV - NYSE) has filed its Annual Information Form
("AIF") for the year ended December 31, 2006 with the Canadian securities regulatory authorities on the System for Electronic Document Analysis and
Retrieval ("SEDAR") in Canada, and has filed its Form 40-F (which includes the audited consolidated financial statements, management's discussion and analysis, and the AIF as exhibits) with the U.S. Securities and Exchange
Commission on the Electronic Data Gathering, Analysis and Retrieval ("EDGAR")
system in the United States.
    The AIF contains the statements and reports relating to reserves data and other oil and gas information as required by National Instrument 51-101 of the
Canadian Securities Administrators ("NI 51-101"). An electronic copy of the
AIF may be obtained on Advantage's profile at www.sedar.com and a copy of
Advantage's Form 40-F may be obtained on Advantage's profile at
www.sec.gov/edgar.shtml. Both documents will be made available on Advantage's website at www.advantageincome.com.

    For further information or to receive a hard copy of the complete audited financial statements free of charge, please contact investor relations at
1-866-393-0393, or email at advantage(at)advatageincome.com.

    %SEDAR: 00016522E          %CIK: 0001259995

    /For further information: Investor Relations, Toll free: 1-866-393-0393,
Advantage Energy Income Fund, 3100, 150 - 6th Avenue SW, Calgary, Alberta, T2P
3Y7, Phone: (403) 261-8810, Fax: (403) 262-0723, Web Site:
www.advantageincome.com, E-mail: advantage(at)advantageincome.com/
    (AVN.UN. AAV)

CO:  Advantage Energy Income Fund

CNW 13:11e 27-MAR-07